Exhibit 99.1

Noble Capital Markets Initiates Coverage on YS Biopharma With Outperform Rating and US$5.25 Price Target

GAITHERSBURG, Md., Nov. 14, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, is pleased to announce that Noble Capital Markets (“Noble”) has initiated equity research coverage on the Company with an “Outperform” rating and a 12-month price target of US$5.25 per share. The full report by Noble Capital Markets Senior Healthcare Services & Medical Device Analyst Gregory Aurand, as well as news and advanced market data on YS Biopharma, is available on Channelchek. The report can also be accessed through the Company’s investor relations website here.

Highlights from the report include:

●	PIKA Immunomodulating Platform. The novel PIKA technology has the capability to target and accelerate the immune response in a wide variety of vaccines and immuno-oncology therapeutics. PIKA activates and enhances the body’s immune response, increasing the effectiveness of vaccines. In immuno-oncology, with its multiple modes of action able to induce the production of multiple tumor-inhibitory cytokines and tumor cell apoptosis, PIKA could be applied to broad-spectrum anti-tumor activity in cancers.

●	Significant Opportunities in Anti-Viral and Immuno-Oncology Markets. There are large unmet needs in Africa, Southeast Asia and China, among other parts of the world, in rabies, hepatitis B and cancers. The Asia-Pacific region is expected to have the highest growth rate in the world with higher levels of utilization of immunotherapies, driven by low vaccine penetration, increasing cancer prevalence, and improving patient awareness and disposable income.

●	Commercialized Rabies Vaccine. Currently, YS Biopharma markets the YSJA rabies virus vaccine, the first aluminum-free lyophilized rabies vaccine launched in China. The YSJA vaccine, a more traditional vaccine, is more effective and has a better safety profile than other vaccines and has achieved approximately 11% market share since launch in 2020, although the pandemic in calendar 2023 has had a negative effect on the supply chain and production output. The YSJA vaccine not only helps support the buildout of the commercial infrastructure but also provides support for the PIKA research and development pipeline.

●	Initiating With Outperform. Noble’s $5.25 1-year price target is based on FY2029 EPS of RMB6.93 ($0.95), discounted at 30% and applying a Nasdaq earnings multiple of 20x. The multiple reflects an average trailing Nasdaq P/E ratio that Noble believes reflects the growth opportunity. For a smaller company with less certain cash flows, and development and product risk, Noble assigns a higher discount rate.

All reports on YS Biopharma prepared by analysts represent the views of such analysts and are not necessarily those of the Company. YS Biopharma is not responsible for the content, accuracy, or timelines provided by analysts. YS Biopharma does not expressly or by implication warrant or assume any legal liability or responsibility for the accuracy, completeness, or usefulness of any information, assumption, data, forecast, price target, estimate, or projection contained in the reports or industry notes provided by analysts, and the dissemination of such reports or industry notes does not necessarily constitute or imply YS Biopharma’s endorsement or recommendation. The Company is a participant in the Company Sponsored Research Program (“CSRP”) at Noble Capital Markets and Noble Capital Markets receives compensation from the Company for such participation. No part of the CSRP compensation was, is, or will be directly or indirectly related to any specific recommendations or views expressed by the analyst in this research report.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

About Noble Capital Markets

Noble Capital Markets, Inc. was incorporated in 1984 as a full-service SEC / FINRA registered broker-dealer, dedicated exclusively to serving underfollowed small / microcap companies through investment banking, wealth management, trading & execution, and equity research activities. Over the past 37 years, Noble has raised billions of dollars for these companies and published more than 45,000 equity research reports. For more information, please visit www.noblecapitalmarkets.com, or email contact@noblecapitalmarkets.com.

About Channelchek

Channelchek (.com) is a comprehensive investor-centric portal - featuring more than 6,000 emerging growth companies - that provides advanced market data, independent research, balanced news, video webcasts, exclusive c-suite interviews, and access to virtual road shows. The site is available to the public at every level without cost or obligation. Research on Channelchek is provided by Noble Capital Markets, Inc., an SEC / FINRA registered broker-dealer since 1984. For more information, please visit www.channelchek.com, or email contact@channelchek.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included in YS Biopharma’s filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contacts

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com

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